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RESIDENT PARTNERS
Lee Edwards
Ling Huang
Alan D. Seem
Admitted in New York

VIA EDGAR	July 14, 2011

Re:                     China Fire & Security Group, Inc.

Preliminary Schedule 14-A

Filed on June 10, 2011

File No. 001-33588

Schedule 13E-3

Filed on June 10, 2011 by China Fire & Security Group, Inc., Amber

Parent Limited, Amber Mergerco, Inc., Li Brothers Holdings Inc.,

Jin Zhan Limited, Vyle Investment Inc., Small Special Technology

Inc., Weigang Li, Brian Lin, Weishe Zhang, Bain Capital Asia

Integral Investors, L.P., and Bain Capital Investors, LLC

File No. 005-80997

Daniel F. Duchovny

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Duchovny:

On behalf of China Fire & Security Group, Inc., a Florida corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of July 5, 2011 with respect to the Schedule 13E-3, File No. 005-80997 (“Schedule 13E-3”), and the Preliminary Proxy Statement on Schedule 14A, File No. 001-33588 (the “Preliminary Proxy Statement”), both filed on June 10, 2011 by the Company and the filing persons named therein.  For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response.  Please note that all references to page numbers in the responses to comments on the Schedule 13E-3 are references to the page numbers in the amendment to the Schedule 13E-3 (the “Schedule 13E-3 Amendment”) filed concurrently with the submission of this letter, and all references to page numbers in the responses to comments on the Preliminary Proxy Statement are references to page numbers in the amendment to the Preliminary Proxy Statement (the “Preliminary Proxy Statement Amendment”) filed concurrently with the submission of this letter.  In addition, marked copies of the Schedule 13E-3 Amendment and the Preliminary Proxy Statement Amendment to show changes between the Schedule 13E-3 Amendment and the Schedule 13E-3 and between the Preliminary Proxy Statement Amendment and the Preliminary Proxy Statement are being provided to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Preliminary Proxy Statement Amendment.

We represent the special committee established by the board of directors of the Company (the “Special Committee”).  To the extent any response relates to information concerning any of Amber Parent Limited, Amber Mergerco, Inc., Barclays Capital Asia Limited, Bain Capital Asia Integral Investors, L.P., Bain Capital Investors, LLC, Bain Capital Partners Asia, L.P., Bain Capital Asia Fund, L.P., Bain Capital Fund X, L.P., Bain Capital Partners X, L.P., Li Brothers Holdings Inc., Jin Zhan Limited, Vyle Investment Inc., Small Special Technology Inc., China Honour Investment Limited, Mr. Weigang Li, Mr. Brian Lin and Mr. Weishe Zhang, such response is included in this letter based on information provided to the Special Committee and us by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Schedule 13E-3 Amendment and the Preliminary Proxy Statement Amendment in response to the Staff’s comments.

* * *

Schedule 13E-3

1.                                      Please advise us as to what consideration was given as to whether Bain Capital Asia Fund, L.P. and Bain Capital Fund X, L.P. should be named as a filing person. Please tell us why you believe these entity are not affiliates engaged, directly or indirectly, in the going private transaction. For guidance, refer to Questions 101.02 and 201.05 of the Division of Corporation Finance’s Compliance and Disclosure interpretations of Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3.

In response to the Staff’s comment, the Schedule 13E-3 has been revised to name Bain Capital Asia Fund, L.P. and Bain Capital Fund X, L.P. and the general partners for both entities (Bain Capital Partners Asia, L.P. and Bain Capital Partners X, L.P., respectively) as filing persons.  Bain Capital Investors, LLC, the general partner for Bain Capital Partners Asia, L.P. and Bain Capital Partners X, L.P., has already been named as a filing person.

2.                                      Please ensure that Mr. Li, Mr. Lin and Mr. Zhang sign the Schedule 13E-3, as all filing persons are required to do.

The Company respectfully advises the Staff that Messrs. Li, Lin and Zhang have signed the Schedule 13E-3 filed on June 10, 2011 and the Schedule 13E-3 Amendment.

Introduction

3.                                      We note your disclaimer in the penultimate paragraph of this section by all filing persons with respect to the accuracy of information provided by other filing persons and included in the Schedule 13E-3. Please revise or delete this disclaimer as it is inappropriate for a filing person to disclaim responsibility for disclosure in that filing person’s Schedule 13E-3.

In response to the Staff’s comment, the disclaimer in question has been revised.  Please refer to page 2 of the Schedule 13E-3 Amendment.

4.                                      Similarly, revise or delete the disclaimer in the last paragraph of this section that the filing of the Schedule 13E-3 shall not be construed as an admission that any filing person is an affiliate of the company within the meaning of Rule 13e-3. Given your determination to file the Schedule 13E-3, the filing persons may not disclaim their affiliate status with respect to the company.

In response to the Staff’s comment, the Schedule 13E-3 has been revised to delete the disclaimer in question.  Please refer to page 2 of the Schedule 13E-3 Amendment.

Item 3. Identity and Background of Filing Person

5.                                      Please include the disclosure in this item and Item 10 in an appropriate location in the proxy statement.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the disclosure in Item 3 of the Schedule 13E-3 and the Schedule 13E-3 has also been revised to include cross references to the Preliminary Proxy Statement Amendment for the relevant disclosure.  Please refer to pages 20 to 22 and Annex F of the Preliminary Proxy Statement Amendment and page 3 of the Schedule 13E-3 Amendment.

The Company respectfully advises the Staff that the disclosure of Item 10 has already been included in the Preliminary Proxy Statement.  Please refer to the sections of “Summary Term Sheet”, “Special Factors” and “Merger Agreement” of the Preliminary Proxy Statement Amendment.

Preliminary Proxy Statement

6.                                      Please fill in the blanks in the proxy statement.

In response to the Staff’s comment, blanks relating to signature blocks and estimated fees and expenses in connection with the going private transaction have been filled in.  Please refer to the letter to the shareholders, the Notice of Special Meeting of

Shareholders and page 60 of the Preliminary Proxy Statement Amendment for the relevant disclosure.  The Company respectfully advises the Staff that the remaining blanks are related to the information of record date, shareholdings of the directors and executive officers as of the record date, number of shares of the Company’s common stock outstanding and entitled to vote as of the record date, the time and place of the special meeting, the date of the definitive proxy statement and the date of the notice to the shareholders, which are not available at this stage.  The Company will fill in the rest of the blanks when the relevant information becomes available.

Summary Term Sheet, page 1

7.                                      Please revise the disclosure in the fifth bullet point under the caption “Interests of the Company’s Directors and Executive Officers in the Merger” to provide the RMB amount in US dollars.

The Company respectfully advises the Staff that the compensation to members of the special committee other than the chairman was paid in RMB and in response to the Staff’s comment, the Preliminary Proxy Statement has been revised by adding the amount in US dollars.  Please refer to pages 7 and 57 of the Preliminary Proxy Statement Amendment.

Questions and Answers About the Merger, page 13

8.                                      Please consider consolidating this section with the Summary Term Sheet to avoid duplication of disclosure.

The Company respectfully advises the Staff that this section contains the information the investors are most concerned of.  The Company believes that presenting such information in a question-and-answer format would help the investors better understand the issues, hence, the Company would like to keep this section separate from the section “Summary Term Sheet”.

Cautionary Statement Regarding Forward-Looking Statements, page 17

9.                                      The information required by Items 7, 8 and 9 of Schedule 13 E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, immediately following the summary section. See Rule 13e-3(e)(1)(ii). Please relocate this section.

In response to the Staff’s comment, this section has been relocated to page 63 of the Preliminary Proxy Statement Amendment.

Special Factors

10.                               Provide the disclosure required by Item 1013(a) of Regulation M-A with respect to the company. In this respect, ensure that each filing person discloses why it is undertaking the going private transaction at this time.

The Company respectfully advises the Staff that the Company believes that it has already fully disclosed the purpose of the merger with respect to the Company as required by Item 1013(a) of Regulation M-A in the section titled “Special Factors—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Approval of the Merger Agreement; Fairness of the Merger.”  In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to expressly state that the special committee believes it is appropriate for the Company to undertake the merger and the going private transaction at this time and to further clarify the reasons for each of the filing persons why they are undertaking the going private transaction at this time.  Please refer to pages 31, 44 and 45 of the Preliminary Proxy Statement Amendment.

Background of the Merger, page 19

11.                               Please revise to disclose the price offered by Party A on October 8 and 20, 2010.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to disclose the price offered by Party A on October 8 and 20, 2010.  Please refer to page 23 of the Preliminary Proxy Statement Amendment.

12.                               We note in the sixth paragraph of page 21 that Barclays Capital submitted preliminary valuation materials to the special committee. Provide the disclosure required by Item 1015(b) of Regulation M-A with respect to this Barclays Capital presentation and the presentations made on May 20, 2011. If any of these Barclays Capital presentations were written, please file it as an exhibit to Schedule 13E-3, in accordance with Item 1016(c) of Regulation M-A.

The Company respectfully advises the Staff that Barclays Capital has to date not provided its consent to have its preliminary valuation materials included in the Preliminary Proxy Statement and Davis Polk & Wardwell, counsel to Barclays Capital, has advised us that it has separately provided a letter to the Commission for purposes of explaining why Barclays Capital does not believe that Barclays Capital’s presentation entitled “Preliminary Valuation Materials” to the Board is required to be filed as an exhibit pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

13.                               Please revise the entry for May 20, 2011 to disclose why the Rollover Investors preferred the Bain Capital transaction over the Party A transaction.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to disclose why the Rollover Investors preferred the Bain Capital transaction over the Party A transaction.  Please refer to pages 27 to 28 of the Preliminary Proxy Statement Amendment.

Recommendation of Our Board of Directors and Special Committee

The Recommendation of the Special Committee, page 24

14.                               Please address how any filing person relying on the Barclays Capital opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than the Rollover Investors, rather than all security holders unaffiliated with the company.

The Company respectfully advises the Staff that holders of the Company’s shares other than the Rollover Investors by definition include all security holders unaffiliated with the Company, since the Rollover Investors are all affiliated shareholders of the Company and do not include any unaffiliated shareholders.  To the extent that “shareholders other than the Rollover Investors” may also include one or more affiliated shareholders that are not Rollover Investors, the Company respectfully advises the Staff that the consideration to be received by such affiliated shareholders is identical in all respects as the consideration to be received by the unaffiliated shareholders.  The Company and each filing person that relies on the Barclays Capital opinion therefore do not believe that there is any meaningful distinction to be drawn between the concepts of “fairness to the unaffiliated holders of the Company’s Common Stock” and “fairness to shareholders other than the Rollover Investors” and believe that it is therefore reasonable and appropriate to consider the Barclays Capital fairness opinion as a material factor in their determination as to the fairness of the transaction to the unaffiliated holders of the Company’s Common Stock.

15.                               We note the disclosure in the last paragraph on page 28 that the discussion preceding it includes “a number of the material factors considered by the special committee” in making a recommendation. If the board of directors adopted the special committee’s analyses and conclusions (as described in our comment below), please revise this section to ensure that all such material factors are described in the proxy statement.

The Company respectfully advises the Staff that the Company has disclosed all the material factors considered by the special committee.  In response to the Staff’s comment, the Preliminary Proxy Statement Amendment has been revised to clarify this point.  Please refer to page 33 of the Preliminary Proxy Statement Amendment.

Recommendation of the Company’s Board of Directors, page 29

16.                               Please revise here to state whether the board of directors determined that the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised.  Please refer to page 34 of the Preliminary Proxy Statement Amendment for the relevant disclosure.

17.                               We note that the special committee adopted the Barclays Capital analyses and opinion. We also note that the board of directors considered the special committee’s analysis and conclusions in making its fairness determination. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the board adopted the special committee’s analyses and conclusion as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised.  Please refer to page 34 of the Preliminary Proxy Statement Amendment.

Opinion of Barclavs Capital, Financial Advisor to the Special Committee, page 30

18.                               We note the disclosure in the first paragraph that the special committee retained Barclays Capital to render an opinion as to the fairness to the unaffiliated holders of the company’s common stock of the consideration to be received in the merger. Please reconcile this disclosure with the second paragraph in which you disclose that Barclays Capital rendered its opinion with respect to shareholders other than the Rollover Investors. As you know, it is our position that directors, executive officers and other security holders are affiliates of a registrant.

The Company respectfully advises the Staff that for the same reason as stated in the Company’s response to the Staff’s comment no. 14, the Company believes that it is reasonable and appropriate to consider the Barclays Capital fairness opinion as a material factor in its determination as to the fairness of the transaction to the unaffiliated holders of the Company’s Common Stock.

19.                               Please revise your disclosure on page 32 to explain why May 13, 2011 was selected as the Reference Date by Barclays Capital.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to provide the requested explanation.  Please refer to page 37 of the Preliminary Proxy Statement Amendment.

20.                               Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the enterprise values, EBITDA and P/E information for each comparable company that is the basis for the multiples disclosed on page 33 with respect to the Selected Publicly Traded Comparable companies, (ii) the company’s projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections), and (iii) the transaction data from each transaction that resulted in the multiples disclosed on page 35 with respect to the Selected Comparable Transaction analysis.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to make the requested disclosure.  Please refer to pages 38 to 42 of the Preliminary Proxy Statement Amendment.

21.                               With respect to the Selected Publicly Traded Comparable analysis, please explain why, in determining the price range of $5.16-$8.32, Barclays Capital selected a range of 9.0x-14.5x P/E FY2011 E in light of the higher top multiple developed through the analysis and appearing in the table on pages 33-34.

The Company respectfully advises the Staff that as discussed in the paragraph on page 39 of the Preliminary Proxy Statement Amendment appearing immediately below the table, Barclays Capital’s selection of the 7.0-10.0x EV/EBITDA FY2011E and 9.0-14.5x P/E FY2011E ranges was based on complex considerations and professional judgments.  In particular, Barclays Capital is of the view that setting the high end of the range at 14.5x is reasonable and appropriate because it is at the high end of the 5.7-14.8x P/E range for selected China Industrial Technology Companies, and higher than the 3.0-11.5x P/E range for selected U.S.-listed Chinese companies; the multiples for selected Global Fire Products and Services Companies are considered by Barclays Capital to be less relevant as comparables to the Company (but nonetheless an appropriate reference benchmark for the Company) because fire products and services only represent a relatively small portion of these global companies’ overall business activities and/or their exposures in China are not significant.

22.                               With respect to the Discounted Cash Flow analysis, we note the disclosure that Barclays Capital used the “estimated unlevered free cash flows of the Company for the period fiscal year 2011 and 2015 but that such a line-item does not appear in the projections included on page 41 of the proxy statement. Please advise or revise.

The Company respectfully advises the Staff that the estimated “unlevered free cash flows of the Company for the period fiscal year 2011 and 2015” were derived from the management projections.  In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the estimated unlevered cash flows for the period covering the fiscal years from 2011 to 2015 in the section titled “Opinion of Barclays Capital, Financial Advisor of the Special Committee—Summary of Material Financial Analysis—Discounted Cash Flow Analysis”.  Please refer to page 41 of the Preliminary Proxy Statement Amendment.

23.                               Also with respect to the Discounted Cash Flow analysis, revise your disclosure to show how Barclays Capital arrived at the range of present values from the projected financial data.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to provide the requested disclosure.  Please refer to page 41 of the Preliminary Proxy Statement Amendment.

24.                               With respect to the Selected Comparable Transaction analysis, please explain why Barclays Capital selected a range of 9.0x-14.0x LTM EBlTDA a range of 8.0x-12.0x for LTM EBITDA in the Discounted Cash Flow analysis.

The Company respectfully advises the Staff that according to Barclays Capital, the valuation multiple referred to in the discounted cash flow analysis is utilized to derive the terminal value of the Company in 2015 based on an estimated perpetual growth rate for 2015 onward.  By contrast, the Selected Comparable Transaction analysis is used to derive the value of the Company at the present time, rather than in 2015.  As is the case with fast growing companies generally, there is inherently a significant possibility that the Company’s current growth prospects over the next several years may not persist indefinitely into the future and that its future perpetual growth rate from 2015 may be lower than its nearer-term growth rate.  As a result, Barclays Capital believes that it is appropriate to use a lower multiple range to reflect the Company’s perpetual growth prospects from 2015 and a higher multiple range to reflect the Company’s current growth prospects from the present time.

25.                               Please revise the section captioned “General” to quantify the fee paid to Barclays Capital. Also, provide the disclosure required by Item 1015(b)(4) with respect to Barclays Capital and the parties listed in clauses (i) and (ii) of that Item.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to add disclosure in the section captioned “General” to quantify the fee paid to Barclays Capital and to confirm that there is and has been no additional material relationships between Barclays Capital and the parties listed in clauses (i) and (ii) of Item 1015(b)(4) of Regulation M-A beyond what is already disclosed in that section.  Please refer to page 43 of the Preliminary Proxy Statement Amendment.

Purposes and Reasons of the Sponsors, page 36

26.                               Please delete the first clause in this section as well as similar language under the caption “Purposes and Reasons of the Rollover Investors.” Your determination to file the Schedule 13E-3 and your inclusion of the Sponsors, Parent, Merger Sub and Rollover Investors as filing persons indicate that this is a going private transaction in which these persons are participating and, as such, they are required to provide specific disclosure under the rules applicable to this transaction, not under a “possible interpretation” of those rules.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised.  Please refer to page 44 of the Preliminary Proxy Statement Amendment.

Purposes and Reasons of the Rollover Investors, page 37

27.                               Similarly, your inclusion of the Rollover Investors as filing persons indicates your conclusion that these persons are affiliates of the company for purposes of Rule 13e-3. Thus, please revise your disclosure (here and on page 39) to remove doubt from this conclusion, currently stating that the Rollover Investors “may be deemed” affiliates of the company.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised.  Please refer to pages 44 and 48 of the Preliminary Proxy Statement Amendment.

28.                               We note that you have defined the term “Rollover Investors” on page 1 to exclude Mr. Li, Mr. Lin and Mr. Zhang. Please revise this section and the remaining disclosure to ensure that these individual filing persons provide all required disclosure under Schedule 13E-3.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include an additional term “Management Shareholders” to cover each of the individual filing persons, namely, Messrs. Li, Lin and Zhang on page 1 of the Preliminary Proxy Statement Amendment and to make relevant changes throughout the Preliminary Proxy Statement Amendment.

Position of the Sponsors, Parent and Merger Sub Regarding the Fairness of the Merger, page 38

Position of the Rollover Investors Regarding the Fairness of the Merger, page 39

29.                               Please revise each section to disclose the factors that underlie each filing person’s apparent substantive fairness determination. Refer to Item 1014 of Regulation M-A.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to incorporate the apparent substantive fairness determination of each of the Sponsors, Parent, Merger Sub and each of the Management Shareholders and the Rollover Investors.  Please refer to pages 47 and 50 to 51 of the Preliminary Proxy Statement Amendment.

30.                               Please revise each section to address the detrimental aspects of the transaction described on page 42 or any other potentially negative factors affecting these filing persons’ fairness determination.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised.  Please refer to pages 47 and 51 of the Preliminary Proxy Statement Amendment.

Management’s Projected Financial Information, page 40

31.                               Please disclose the full set of financial projections made available to Barclays Capital instead of a summary as you indicate on page 40.

The Company respectfully advises the Staff that the Company has provided projections of income statement, balance sheet and statement of cash flows along with its underlying assumptions to Barclays Capital.  The Company does not, as a matter of course, publicly disclose financial forecasts as to future financial performance, earnings or other results and is especially cautious of making financial forecasts because of the unpredictability of the underlying assumptions and estimates.  Due to the inherent uncertainty of financial projections, such projections may not be meaningful to the shareholders in deciding whether to vote for the merger and are not included in the Preliminary Proxy Statement with the purpose to influence the way the shareholders vote.  The Company believes the current disclosure is adequate and sufficient for the shareholders.  In view of the above, the Company does not believe it is necessary to disclose the full set of financial projections provided to Barclays Capital.

32.                               We note that you have included non-GAAP financial measures in the projected financial information. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised.  Please refer to page 51 of the Preliminary Proxy Statement Amendment.

Interests of the Company’s Directors and Executive Officers in the Merger, page 46

33.                               Please describe the employment agreement contemplated for Mr. Li and Mr. Lin.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to elaborate the terms of the employment agreement contemplated for Mr. Li and Mr. Lin.  Please refer to page 57 of the Preliminary Proxy Statement Amendment.

Common Stock Ownership of Management and Certain Beneficial Owners, page 80

34.                               Please tell us, with a view toward revised disclosure, why the Bain entity that filed a Schedule 13D/A does not appear on this table as a beneficial owner of 59.1 % of the company’s common stock.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include Amber Parent Limited in the Common Stock Ownership of Management and Certain Beneficial Owners table as a beneficial owner of the Company’s common stock.  Please refer to pages 94 and 95 of the Preliminary Proxy Statement Amendment.

Selected Financial Information, page 84

35.                               Please revise the presentation of your financial statements to disclose the ratio of earnings to fixed charges in a manner consistent with Item 503( d) of Regulation S-K. See Item 1010(a)(3) of Regulation M-A. Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(a)(3) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(a)(3) of Regulation M-A requires that the company present its ratio of earnings to fixed charges “in a manner consistent with 503(d) of Regulation S-

K.” The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to disclose the ratio of earnings to fixed charges.  Please refer to page 96 of the Preliminary Proxy Statement Amendment.

Where You Can Find More Information, page 86

36.                               We note your reference to our “Public Reference Room.” Please note that we no longer have such a reference facility. Please revise.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to remove the reference to the Public Reference Room.

37.                               We note that you attempt to “forward incorporate” by reference any future filings filed with the SEC from the date of this information statement through the date of the special meeting. However, Schedule 13E-3 does not permit forward incorporation by reference. If the information provided to security holders in the information statement materially changes, you are under an obligation to amend the Schedule 13E-3 to update it and to disseminate the new information to security holders in a manner reasonably calculated to inform them about the change. Please revise the disclosure here in accordance with this comment.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised.  Please refer to page 101 of the Preliminary Proxy Statement Amendment.

* * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Amber Parent Limited, Amber Mergerco, Inc., Bain Capital Asia Integral Investors, L.P., Bain Capital Investors, LLC, Bain Capital Partners Asia, L.P., Bain Capital Asia Fund, L.P., Bain Capital Fund X, L.P., Bain Capital Partners X, L.P., Li Brothers Holdings Inc., Jin Zhan Limited, Vyle Investment Inc., Small Special Technology Inc., Mr. Weigang Li, Mr. Brian Lin and Mr. Weishe Zhang, as requested by the Staff.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at 1-212-848-8203.

Very truly yours,

By:	/s/ Ling Huang
Name: Ling Huang

EXHIBIT A

ACKNOWLEDGEMENT

Each of the undersigned hereby acknowledges that in connection with the Schedule 13E-3 Amendment and the Preliminary Proxy Statement Amendment filed by the Company:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

China Fire & Security Group, Inc.

By:	/s/ Brian Lin
	Name:	Brian Lin
	Title:	Chief Executive Officer and
Director

Amber Parent Limited

By:	/s/ Michael Goss
	Name:	Michael Goss
	Title:	Authorized Signatory

Amber Mergerco, Inc.

By:	/s/ Michael Goss
	Name:	Michael Goss
	Title:	Authorized Signatory

Li Brothers Holdings Inc.

By:	/s/ Weigang Li
	Name:	Weigang Li
	Title:	Director

Jin Zhan Limited

By:	/s/ Weigang Li
	Name:	Weigang Li
	Title:	Director

Vyle Investment Inc.

By:	/s/ Brian Lin
	Name:	Brian Lin
	Title:	Director

Small Special Technology Inc.

By:	/s/ Weishe Zhang
	Name:	Weishe Zhang
	Title:	Director

Bain Capital Asia Integral Investors, L.P.
By:	Bain Capital Investors, LLC,
its general partner

By:	/s/ Michael Goss
	Name:	Michael Goss
	Title:	Authorized Signatory

Bain Capital Investors, LLC

By:	/s/ Michael Goss
	Name:	Michael Goss
	Title:	Authorized Signatory

Bain Capital Asia Fund, L.P.
By:	Bain Capital Partners Asia, L.P.,
its general partner
By:	Bain Capital Investors, LLC,
its general partner

By:	/s/ Michael Goss
	Name:	Michael Goss
	Title:	Authorized Signatory

Bain Capital Fund X, L.P.
By:	Bain Capital Partners X, L.P.,
its general partner
By:	Bain Capital Investors, LLC,
its general partner

By:	/s/ Michael Goss
	Name:	Michael Goss
	Title:	Authorized Signatory

Bain Capital Partners Asia, L.P.
By:	Bain Capital Investors, LLC,
its general partner

By:	/s/ Michael Goss
	Name:	Michael Goss
	Title:	Authorized Signatory

Bain Capital Partners X, L.P.
By:	Bain Capital Investors, LLC,
its general partner

By:	/s/ Michael Goss
	Name:	Michael Goss
	Title:	Authorized Signatory

By:	/s/ Weigang Li
Name: Weigang Li

By:	/s/ Brian Lin
Name: Brian Lin

By:	/s/ Weishe Zhang
Name: Weishe Zhang